Exhibit 99.1

Scotiabank Announces Executive Management Changes

TORONTO, Dec. 5, 2011 /CNW/ - Scotiabank today announced executive management changes, including the creation of a new position, Executive Vice-President, Enterprise Effectiveness.  This role will have responsibility for enhancing organizational effectiveness as the Bank aligns its global priorities and strategies with its approach to evolving regulatory, compliance and governance trends.

Luc Vanneste, currently Executive Vice-President and Chief Financial Officer, has been appointed to this new position, effective January 2, 2012.

Sean McGuckin, currently Senior Vice-President and Head, Risk Policy and Capital Markets, Global Risk Management, will be taking on the role of Executive Vice-President and Chief Financial Officer, effective January 2, 2012.

Marianne Hasold-Schilter, currently Senior Vice-President and Chief Auditor, has been appointed Executive Vice-President and Chief Administrative Officer, International Banking, effective December 19, 2011.

Grant Mick, currently Senior Vice-President, Credit, Capital Markets, and Treasury Audit, takes on the role of Senior Vice-President and Chief Auditor, effective December 19, 2011.

"Scotiabank remains firmly committed to our key business priorities: sustainable and profitable revenue growth, prudent balance sheet management, leadership, risk management and efficiency," said Rick Waugh, President and Chief Executive Officer, Scotiabank.  "As Canada's most international bank, it is important that we are prepared to meet the challenges and capitalize on the opportunities as they arise in the future for financial institutions and our customers."

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 75,000 employees, Scotiabank Group and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets above $575 billion (as at October 31, 2011), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

%CIK: 0000009631

For further information:

Media Contact:

Joe Konecny,
Media Communications
joe_konecny@scotiacapital.com or 416-933-1795

CO: Scotiabank

CNW 16:15e 05-DEC-11